Exhibit 99.1

DEFINITIVE PRIVATE SUBSCRIPTION AGREEMENT

Private Placement of Class A Ordinary Shares of Sagtec Global Limited

This Definitive Private Subscription Agreement (this “Agreement”) is entered into as of September 04, 2026 (the “Effective Date”), by and between:

Sagtec Global Limited (BVI Company No: 2135152), a company incorporated in the British Virgin Islands (the “Company”),

and

HRH Prince Hassanal of Pahang, an individual residing at Istana Abdulaziz, 25299 Kuantan, Pahang, Malaysia (the “Subscriber”).

The Company and the Subscriber are sometimes referred to herein individually as a “Party” and collectively as the “Parties”.

RECITALS

WHEREAS, the Company desires to issue and sell to the Subscriber, and the Subscriber desires to purchase from the Company, certain Class A Ordinary Shares of the Company upon the terms and conditions set forth herein;

WHEREAS, the Subscriber is His Royal Highness Tengku Hassanal Ibrahim Alam Shah Ibni Al-Sultan Abdullah, a member of the Royal Family of the State of Pahang, Malaysia, and desires to make a strategic long-term investment in the Company;

NOW, THEREFORE, in consideration of the mutual covenants and agreements contained herein, the Parties hereby agree as follows:

ARTICLE I: SUBSCRIPTION AND ISSUANCE OF SHARES

Section 1.1 Subscription

Subject to the terms and conditions of this Agreement, the Subscriber hereby agrees to purchase from the Company, and the Company agrees to issue and sell to the Subscriber:

850,000 Class A Ordinary Shares of the Company (the “Shares”).

Section 1.2 Purchase Price and Deferred Payment

The purchase price shall be US$0.65 per Share, resulting in an aggregate subscription amount of US$552,500 (the “Subscription Amount”). The purchase price was mutually agreed by the Parties following commercial negotiations.

The Subscriber shall pay the Subscription Amount in full within six (6) months after the Issuance Date (the “Payment Due Date”). Payment shall be made by wire transfer of immediately available funds to the bank account designated in writing by the Company or by such other method as the Parties may agree in writing. The Subscriber may pay all or any part of the Subscription Amount before the Payment Due Date without penalty.

The Subscriber’s obligation to pay the Subscription Amount is absolute, unconditional and binding and constitutes a written obligation to contribute money to the Company as consideration for the issuance of the Shares. The Subscription Amount shall not bear interest before the Payment Due Date.

Section 1.3 Nature and Ranking of Shares

The Shares shall constitute newly issued Class A Ordinary Shares of the Company and, subject to the terms of this Agreement, the Company’s Memorandum and Articles of Association and applicable law, shall rank pari passu in all respects with the Company’s existing Class A Ordinary Shares.

ARTICLE II: CLOSING

Section 2.1 Closing Date

The closing of the transactions contemplated by this Agreement (the “Closing”) shall occur on such date as may be mutually agreed by the Parties following the satisfaction or waiver, to the extent legally permissible, of the conditions set forth in Section 2.2 (the “Closing Date”).

At Closing, the Company shall issue and allot the Shares to the Subscriber notwithstanding that the Subscription Amount will be paid after Closing in accordance with Section 1.2. The date on which the Shares are entered in the Company’s register of members in the name of the Subscriber shall be the “Issuance Date” for purposes of this Agreement.

Section 2.2 Closing Conditions

The obligations of the Parties to consummate the Closing shall be subject to:

(a) execution and delivery of this Agreement by each Party;

(b) approval of the transaction and the terms of issuance by the Board of Directors of the Company;

(c) delivery by the Subscriber of the binding payment undertaking contained in Section 1.2;

(d) compliance with applicable securities laws;

(e) compliance with applicable Nasdaq requirements, if any; and

(f) the absence of any governmental order or legal prohibition preventing consummation of the transaction.

Section 2.3 Closing Deliveries

At Closing:

(a) the Subscriber shall deliver an executed counterpart of this Agreement;

(b) the Company shall issue and allot the Shares to the Subscriber;

(c) the Company shall update its register of members and instruct its transfer agent to record the issuance of the Shares in the name of the Subscriber;

(d) the Company shall deliver written confirmation of the issuance of the Shares to the Subscriber; and

(e) each Party shall execute and deliver such additional documents as may reasonably be required to give effect to the transactions contemplated by this Agreement.

Section 2.4 Failure to Pay

If the Subscriber fails to pay any unpaid portion of the Subscription Amount by the Payment Due Date, the Company may deliver written notice requiring payment within fourteen (14) days after receipt of such notice. If the Subscriber fails to cure the default within that period, the Company may exercise any rights and remedies available under this Agreement, the Company’s Memorandum and Articles of Association and applicable law, including recovery of the unpaid amount and, to the extent legally permissible, forfeiture or cancellation of the Shares. No forfeiture or cancellation shall occur except in accordance with the Company’s Memorandum and Articles of Association and applicable law.

ARTICLE III: USE OF PROCEEDS

The Company shall use the proceeds received from the issuance of the Shares for working capital, general corporate purposes, operational expenditures, strategic initiatives, business expansion and such other lawful purposes as may be determined by the Company’s Board of Directors.

ARTICLE IV: REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company represents and warrants to the Subscriber that:

(a) it is duly incorporated, validly existing and in good standing under the laws of the British Virgin Islands;

(b) it has full corporate power and authority to execute, deliver and perform this Agreement;

(c) all corporate action necessary to authorize the execution and delivery of this Agreement and, on or before Closing, the issuance of the Shares has been or will be duly taken;

(d) the Shares have been duly authorized and, when issued against the Subscriber’s binding payment obligation under this Agreement, shall be validly issued, subject to the deferred payment terms and any applicable provisions of the Company’s Memorandum and Articles of Association;

(e) the execution and performance of this Agreement will not violate the Company’s Memorandum and Articles of Association, any material agreement binding upon the Company or any applicable law;

(f) the Company will take such steps as are required for the issuance of the Shares to comply with applicable securities laws and Nasdaq rules; and

(g) this Agreement constitutes a valid and binding obligation of the Company, enforceable against it in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization and similar laws affecting creditors’ rights generally and general principles of equity.

ARTICLE V: REPRESENTATIONS AND WARRANTIES OF THE SUBSCRIBER

The Subscriber represents and warrants to the Company that:

(a) he has full legal capacity and authority to enter into and perform this Agreement;

(b) he is acquiring the Shares for his own account, solely for investment purposes and not with a present view to, or for resale in connection with, any public distribution in violation of applicable securities laws;

(c) he possesses sufficient financial and business experience to evaluate the merits and risks of the investment;

(d) he has had access to such information concerning the Company as he considers necessary to make an informed investment decision and has had the opportunity to ask questions of the Company;

(e) he understands that the Shares have not been registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”), or applicable state securities laws and may not be offered, sold, pledged or otherwise transferred except pursuant to an effective registration statement or an available exemption from registration;

(f) he will comply with all beneficial ownership and other reporting obligations applicable to him under U.S. securities laws;

(g) he is capable of bearing the economic risk of the investment, including the possible loss of the entire investment;

(h) he is not relying upon any representation or warranty other than those expressly set forth in this Agreement; and

(i) the funds used to pay the Subscription Amount will be derived from lawful sources, and he will provide such information and documentation as the Company may reasonably require to satisfy applicable anti-money laundering, sanctions and know-your-customer requirements.

ARTICLE VI: TRANSFER RESTRICTIONS

The Subscriber acknowledges that:

(a) the Shares are being issued in a transaction exempt from registration under the Securities Act;

(b) the Shares constitute restricted securities under Rule 144;

ARTICLE VII: PUBLIC DISCLOSURE

The Parties acknowledge that the Company may be required to publicly disclose the transaction pursuant to applicable securities laws, SEC reporting obligations, stock exchange rules, Form 6-K requirements, or other regulatory requirements.

ARTICLE VIII: GOVERNING LAW

This Agreement shall be governed by and construed in accordance with the laws of the State of New York without regard to conflict of law principles.

ARTICLE X: MISCELLANEOUS

This Agreement constitutes the entire agreement between the Parties and supersedes all prior negotiations, discussions and understandings.

No amendment shall be effective unless in writing and signed by both Parties.

This Agreement may be executed in counterparts, including electronically, each of which shall be deemed an original.

IN WITNESS WHEREOF, the Parties have executed this Agreement as of the date first above written.

Sagtec Global Limited		Subscriber

By:	/s/ Ng Chen Lok	By:	/s/ HRH Prince Hassanal of Pahang
Name:	Ng Chen Lok	Name:	HRH Prince Hassanal of Pahang
Title:	Director	Date:	04.09.2026
Date:	04.09.2026

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